Exhibit (a)(1)(c)

Offer to Purchase

All Outstanding Shares of Common Stock

of

TESARO, INC.

at

$75.00 Per Share

Pursuant to the Offer to Purchase dated December 14, 2018

by

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 14, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 14, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), to act as Dealer Managers in connection with Purchaser’s offer to purchase all of the issued and outstanding shares (each, a “Share,” and collectively, “Shares”) of common stock, par value $0.0001 per share, of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share (the “Offer Price”), net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) dated December 14, 2018 and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with this Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 – “Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.        the Offer to Purchase;

2.        the Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.        a form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.        the Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.        a return envelope addressed to Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., Eastern time, on January 14, 2019, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 3, 2018 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, on the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent.

The Board of Directors of Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, declared advisable and adopted the Merger Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

None of Parent or Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee or to any other person (other than to the Depositary and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer may be addressed to either dealer manager for the Offer, PJT Partners LP or Merrill Lynch, Pierce, Fenner & Smith, Incorporated (the “Dealer Managers”), at their respective addresses and telephone numbers listed below.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from Innisfree M&A Incorporated, the Information Agent for the Offer collect at (212) 750-5833.

Very truly yours,

PJT Partners LP

Merrill Lynch, Pierce, Fenner & Smith, Incorporated

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent, the Dealer Managers or the Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Dealer Managers for the Offer are:

PJT Partners LP

280 Park Avenue

New York, New York 10017

Phone: (212) 551-2564

Merrill Lynch, Pierce, Fenner & Smith, Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10026

Toll-free: (888) 803-9655

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